June 15, 2011

VIA EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	STEC, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 22, 2011 (“Form 10-K”)

File No. 000-31623

Dear Mr. Krikorian:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in a letter to STEC, Inc. (“STEC”) dated June 1, 2011. Set forth below in bold and italics are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is our response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net revenues, page 35

1.	Tell us your consideration of disclosing the number of products sold and the selling price for each reporting period as part of your discussion and analysis of the changes in revenue. Further, consider disclosing the underlying reasons for why your revenue has either decreased or increased in any given reporting periods.

In disclosing material changes in net revenues on page 35 of our Form 10-K, we considered Item 303(a)(3) of Regulation S-K and the guidance provided by the SEC Financial Reporting Manual Section 9220, which emphasizes disclosure of not only the dollar and percentage changes but the underlying events that caused the changes to occur. This would include any unusual or infrequent event or transaction, significant components of revenues and

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any known trends or uncertainties. Accordingly, in our discussion and analysis of our financial condition and results of operations, we discussed the decrease in revenues for the year ended December 31, 2010 compared to the year ended December 31, 2009 as being attributable to decreased Flash-based product sales, which represented approximately 87% and 85% of total revenue in 2009 and 2010, respectively. In addition, we disclosed the dollar and percentage decrease of our most significant Flash-based product line, ZeusIOPS, which comprised approximately 71% and 75% of total Flash-based product sales for 2009 and 2010, respectively. We also discussed the negative impact to our Flash-based revenues in 2010 due to an inventory carryover in early 2010 related to sales made under a $120 million supply agreement to our largest customer during the second half of 2009. These were the primary factors and material events that collectively resulted in the change in net revenues between the years ended December 31, 2009 and December 31, 2010.

With respect to the Staff’s note concerning the consideration given to disclosing the number of products sold and the selling price for each reporting period, we believe that this information would not appreciably enhance an investor’s understanding of our results of operations. In 2010, our individual product selling prices ranged from as low as $5 to over $7,000 and generally our lower unit average selling price (“ASP”) products tend to be sold in higher volumes than our higher unit ASP products. Accordingly, fluctuations in our ASPs and unit volumes do not necessarily correspond or provide meaningful explanations of changes to our overall revenues from one reporting period to another.

2.	Tell us whether the $120 million supply agreement with one of your customers that had resulted in the inventory carryover into the first half of 2010 contained standard terms. Explain whether the agreement included nonstandard incentives or volume discounts. Indicate whether the payment terms were linked to the resale of the product and indicate whether you had any obligation to assist in the resale of the product. In this regard, we note your disclosure of marketing programs implemented with this customer that were instituted in the fourth quarter of 2009. Provide your analysis of revenue recognized under the supply agreement and this analysis should address the criteria outlined in FASB ASC 605-10-25-1.

Our $120 million supply agreement with one of our customers contained standard terms, including customary price discounts offered in exchange for a volume commitment. The price reductions were standard discounts given in the ordinary course of business. The supply commitment was executed as an amendment to an existing master purchase agreement, which contains standard terms and conditions that define the customer relationship, such as shipping, billing and other terms. The payment terms, as specified in the master purchase agreement, were unchanged by the amendment and had no connection to the resale of the product. There was also no obligation created by the $120 million supply agreement that would require us to assist the customer in the resale of the product.

We recognized revenue under the supply agreement pursuant to the criteria outlined in FASB ASC 605-10-25-1. We recognize revenue only when realized or realizable and earned.

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This occurs when the following criteria are satisfied: (i) there is persuasive evidence of an arrangement, (ii) delivery has occurred or services have been rendered, (iii) the sales price is fixed or determinable, and (iv) collectibility is reasonably assured. The master supply agreement and related amendment serve as persuasive evidence of an arrangement and support the fixed and determinable nature of the sales price. Additionally, the payment terms specified in the contract and the customer’s payment history provided evidence that collectability was reasonably assured. Upon product shipment, we had satisfied our obligations and completed the earnings process.

Regarding the Staff’s reference to the disclosure of a marketing program implemented with this customer in the fourth quarter of 2009, we advise that the sales incentives represented less than 1% of the $120 million of revenue from the supply agreement. The marketing program was not part of the July 2009 $120 million supply agreement, having been implemented several months after the parties executed the supply agreement. In addition, we recognized a reduction in revenue for the estimated cost of the marketing program. Furthermore, our sales under the supply agreement were not contingent on, nor did we have any obligation to assist, the customer in selling the inventory pursuant to the marketing program. Thus, the customer’s obligation to accept delivery of, and pay for, the $120 million worth of inventory under the supply agreement was not dependent on either the marketing program or the customer’s ability to sell such inventory.

The main goal of the marketing program with this customer was to incentivize its technical sales team to educate their end customers on the benefits of solid state drive technology with the overall objective to increase adoption and sales of our solid state drives in the enterprise market segment. We did this by offering an incentive to the customer’s technical sales team, which works closely with its end customers to explain the benefits and uses of new and complex technologies in its products. We were not involved in the direct resale of the product.

Provision for income taxes, page 36

3.	Tell us whether tax earnings in jurisdictions outside of the U.S. are proportional to revenue recognized by geographic regions as disclosed on your page 34. Consider disclosing the jurisdictions that represent substantially all of the tax earnings. That is, consider disclosing the applicable country or countries. See Item 303(a)(3)(i) of Regulation S-K.

There is no direct correlation between the amount of tax earnings in jurisdictions outside of the U.S. and the sales by geographic region as a percentage of revenues disclosed on page 34 of our Form 10-K. As noted on page 34, the revenue by geographic region data is derived from sales to customers based on their billing address. Since many of our customers are multinational corporations, the geographic region billing data will not directly correspond to the locations of our subsidiaries that ship the products and their respective tax jurisdictions. We advise the Staff that we have provided the tax earnings in jurisdictions outside of the U.S. in Note 6 of the our

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consolidated financial statements, beginning on page F-17, which discloses that $4.4 million and $26.7 million of pre-tax income from continuing operations was taxed under domestic and foreign jurisdictions, respectively. Since most of our tax earnings in 2010 were derived in the U.S. and Malaysia, we did not provide additional details by country. In future filings, we will disclose the applicable country or countries comprising substantially all of our foreign tax earnings to the extent applicable.

Liquidity and Capital Resources, page 39

4.	Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and cash equivalents that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. While we note your disclosure that these earnings will be reinvested indefinitely, this disclosure would illustrate that some cash is not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(1)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We acknowledge that, as stated in Item 303(a)(1) of Regulation S-K (and consistent with the guidance provided under Section IV of SEC Release 33-8350), a company should “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” Since only 24% of our total cash was held by our foreign subsidiaries at the end of 2010 and our intention is to reinvest the earnings of our foreign subsidiaries indefinitely as stated in our disclosure on page F-19, we did not disclose the potential tax impact to liquidity associated with the repatriation of undistributed earnings of our foreign subsidiaries as of December 31, 2010.

However, in order to clarify our disclosure in future filings, we will disclose under Liquidity and Capital Resources, the amount of investments held by our foreign subsidiaries that would be subject to the potential tax impact associated with any future repatriation of undistributed earnings on foreign subsidiaries, as follows:

“As of             , 2011, of the $         million of aggregate cash and cash equivalents held by us, the amount of cash and cash equivalents held by our foreign subsidiaries was $         million. If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds. However, our intent is to reinvest indefinitely these funds outside the U.S. and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.”

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Critical Accounting Policies and Estimates

Write-down of inventory for excess, obsolescence and lower of market values over costs, page 43

5.	We note that your inventory balance has increased from $42 million at December 31, 2009 to $88 million at December 31, 2010, while your net revenues have decreased 21%. We further note your disclosure on page F-11 that, as a result of a contract termination, $14 million of a $28 million order commitment was cancelled. Tell us what consideration you gave to disclosing the reasons for the increase in your inventory balance, and providing additional quantitative and qualitative disclosures regarding the risks associated with the realizability of your inventory, and the likelihood as to whether additional charges may be required. Consider disclosing inventory turnover rates for each period presented, along with an explanation of any material variances, length of time in stock, and any further details regarding the composition of your inventory that will convey to investors the risks associated with the significant increase.

We respectfully advise the Staff that as discussed on page 39, “inventory increased due primarily to an increase in purchases of raw materials under non-cancelable inventory purchase commitments and a decrease in our inventory turns in the fourth quarter of 2010, compared to the fourth quarter of 2009 as we prepare[d] to meet anticipated demand in 2011.” The main cost component of our solid state drive products is NAND Flash. In 2010, NAND Flash was in high demand primarily due to the development of new Flash-based consumer and original equipment manufacturer products. This increase in demand resulted in Flash supplier manufacturing capacity constraints. In order to ensure our supply allocation of NAND Flash, we entered into non-cancelable purchase commitments with certain Flash suppliers in 2010, which were intended to meet our customers’ demand requirements into 2011. As a result, we experienced an increase in our inventory balance as of December 31, 2010 compared to December 31, 2009. The circumstances in 2010 which led to the higher ending inventory balance as of December 31, 2010 were in contrast to circumstances in the fourth quarter of 2009, when the completion of the aforementioned $120 million supply agreement for the third and fourth quarters of 2009 resulted in a reduction of our inventory balance as of December 31, 2009. These factors, along with the decrease in revenue in 2010 resulted in the decrease in our inventory turns that we noted on page 39 in the fourth quarter of 2010, compared to the fourth quarter of 2009. In future filings, we will provide additional details on the composition of our inventory and the underlying supply chain considerations for entering into advance inventory purchase commitments, to the extent material to investors’ understanding of the risks associated with our inventory balance.

Regarding the Staff’s note of the disclosure on page F-11 related to the cancellation of $14 million of a $28 million order commitment, we respectfully submit that we considered the risks related to the realizability of our inventory and the likelihood as to whether additional charges may be required, consistent with our disclosure on page 43 under “Write-down of

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inventory for excess, obsolescence and lower of market values over costs.” In this instance, we were able to utilize substantially all of the inventory allocated to this purchase order for other product builds and took minimal write-downs as a result of the cancellation and therefore, concluded no additional quantitative or qualitative disclosures were needed.

Consolidated Financial Statements

Commitments and Contingencies, page F-19

6.	We note that there are a number of outstanding lawsuits against the Company. If there is a reasonable possibility that a loss exceeding amounts recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of FASB ASC 450-20-50 and SAB Topic 5Y.

As required under ASC 450-20-25-2, we record accruals for contingent liabilities when management is able to conclude that a loss is both probable and reasonably estimable. When a loss is both probable and estimable, we disclose the amount of accrual for litigation loss contingencies when required by ASC 450-20-50-1, including when it determines that specific disclosure of the amount accrued may be necessary in order to prevent the financial statements from being misleading. We respectfully direct the attention of the Staff to Note 7 of our consolidated financial statements beginning on page F-19 of our Form 10-K, where we state that no amounts have been recorded in the consolidated financial statements for each of the specified matters.

When a loss is not both probable and estimable, we assess whether disclosure of a loss contingency should be made (even where an appropriate accrual cannot be determined) based on whether there is at least a reasonable possibility that a loss or an additional loss may be incurred. In determining whether an estimate of “possible” loss or range of loss may be determined, we review all of the facts and circumstances relating to each legal proceeding. We thoroughly analyze the procedural posture and substance of each claim, the facts in dispute in a particular matter, relevant statutes or case law and their likely applicability to the matter, our available legal defenses, our litigation strategies and opportunities for settlement. This analysis is based on management’s best judgment of each litigation matter and is made upon advice of, and in consultation with, counsel.

We concluded that, as of December 31, 2010, there was not a reasonable possibility that a loss exceeding amounts recognized (which amounts were zero, as disclosed) may have been incurred with respect to the litigation matters disclosed in Note 7 of our consolidated financial statements beginning on page F-19 of our Form 10-K.

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In future filings, if there is a reasonable possibility that a loss exceeding amounts recognized may have been incurred and the amount of that additional loss would be material, we will either disclose the estimated additional loss or state that such an estimate cannot be made.

******

In connection with responding to the Staff’s comments, STEC hereby acknowledges:

•	STEC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	STEC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s feedback on our filing. If you have any further questions or comments, please do not hesitate to contact me at (949) 260-8202.

Sincerely,

STEC, Inc.

/s/ Raymond D. Cook
Raymond D. Cook
Chief Financial Officer

cc:  Manouch Moshayedi, Chief Executive Officer and Chairman of the Board of Directors, STEC, Inc.

       Robert M. Saman, General Counsel, STEC, Inc.

       Alexander Marr, PricewaterhouseCoopers LLP

       Robyn Horrick, PricewaterhouseCoopers LLP